UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Share Transfer Agreement – Fort Technology Inc.

On February 23, 2026, Jeffs’ Brands Ltd (the “Company”), closed the previously announced share transfer agreement entered into with institutional investors, dated December 18, 2025. At the closing, the Company sold and transferred to the investors, 714,286 common shares of Fort Technology Inc. (TSXV: FORT) (“Fort”), in consideration for a purchase price of CAD 928,571. The transferred shares represent approximately 8.1% of the Company’s holdings in Fort and approximately 6.3% of Fort’s outstanding shares. Following the completion of the sale, the Company holds approximately a 71.55% equity stake in Fort, maintaining its controlling interest.

On February 23, 2026, the Company issued a press release titled “Jeffs’ Brands Sells 6.3% of Fort Technology’s Outstanding Shares; Company to Retain Majority Stake Valued at Approximately $24 Million Valuation,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Adjustments to Exercise Price

Following the reverse share split of the Company’s issued and outstanding ordinary shares, no par value (the “Ordinary Shares”), at a ratio of 1-for-14, effected as of market open on February 17, 2026 and pursuant to Section 2(e) of the Series A Warrants to purchase Ordinary Shares dated January 29, 2024 (the “Series A Warrants”), on February 23, 2026, the exercise price and the number of Ordinary Shares issuable pursuant to the exercise of the Series A Warrants were adjusted, in accordance with the terms therein (the “Reverse Split Adjustment”). Following the Reverse Split Adjustment, the exercise price was adjusted to $3.9663 per Ordinary Share, the lowest weighted average price of the Ordinary Shares during the period commencing on February 17, 2026 and ending on February 23, 2026, and the number of Ordinary Shares underlying the outstanding Series A Warrants was adjusted to 1,115,210 (the arithmetic calculation resulting in the aggregate exercise price payable following the exercise of the outstanding Series A Warrants to be equal to the aggregate exercise price for such outstanding Series A Warrants on January 29, 2024, the issuance date of the Series A Warrants). No other changes, adjustments or modifications were made to the Series A Warrants.

In addition, pursuant to Section 2(a) of the amended and restated warrant to purchase Ordinary Shares, issued in connection with a convertible promissory note, dated January 16, 2025 (the “Note Warrant”), and Section 2(a) of the warrant to purchase Ordinary Shares issued in connection with a convertible promissory note, dated February 18, 2026 (the “Second Note Warrant”), effective as of February 23, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the Note Warrant and the Second Note Warrant was adjusted to $3.9663 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Note Warrant or the Second Note Warrant.

Press Releases

On February 25, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Enters Advanced Counter-Drone Solutions Market Amid Surging Global Demand for Airspace Security,” a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

On February 26, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement with SensorzTech to Deliver AI-Driven RF Spectrum Intelligence Solutions in Mexico,” a copy of which is furnished as Exhibit 99.3 to this Form 6-K.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341 and File No. 333-293607) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated February 23, 2026, titled “Jeffs’ Brands Sells 6.3% of Fort Technology’s Outstanding Shares; Company to Retain Majority Stake Valued at Approximately $24 Million Valuation.”
99.2	Press Release issued by Jeffs’ Brands Ltd, dated February 25, 2026, titled “Jeffs’ Brands: KeepZone AI Enters Advanced Counter-Drone Solutions Market Amid Surging Global Demand for Airspace Security.”
99.3	Press Release issued by Jeffs’ Brands Ltd, dated February 26, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement with SensorzTech to Deliver AI-Driven RF Spectrum Intelligence Solutions in Mexico.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 27, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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